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                         SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C. 20549

                                    SCHEDULE 13D

                     Under the Securities Exchange Act of 1934

                               Loch Exploration, Inc.
             --------------------------------------------------------
                                  (Name of issuer)

                     Common Stock, par value $0.001 per share
             --------------------------------------------------------
                           (Title of class of securities)

                                      539577304
             --------------------------------------------------------
                                   (CUSIP number)

                                   Charles Leaver
                              3200 Wilcrest, Suite 370
                                Houston, Texas 77042
                                   (713) 784-2374
             --------------------------------------------------------
             (Name, address and telephone number of person authorized
                       to receive notices and communications)

                                 December 31, 1998
             --------------------------------------------------------
              (Date of event which requires filing of this statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

     Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

     NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. SEE Rule 13d-1(a) for other parties to whom copies are to be sent.

        (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the NOTES).

                                    Page 1 of 4

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                                CUSIP No. 539577304

 (1) Names of Reporting Persons.
     S.S. or I.R.S. Identification Nos. of Above Persons

          Charles Leaver
------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member of a Group*
          (a)  /  /
          (b)  / /
------------------------------------------------------------------------
 (3) SEC Use Only

------------------------------------------------------------------------
 (4) Source of Funds*
          OO
------------------------------------------------------------------------
 (5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)                                              / /
------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
     United States
------------------------------------------------------------------------
                                   (7)  Sole Voting Power
                                             1,440,000
    NUMBER OF                -------------------------------------------
     SHARES                        (8)  Shared Voting Power
  BENEFICIALLY                           None
    OWNED BY                 -------------------------------------------
      EACH                         (9)  Sole Dispositive Power
   REPORTING
  PERSON WITH                            1,440,000
                              -------------------------------------------
                                   (10) Shared Dispositive Power
                                         None
------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
     1,440,000
------------------------------------------------------------------------
(12) Check Box if the Aggregate Amount in Row (11) Excludes
     Certain Shares*                                                / /
------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
     7.1%
------------------------------------------------------------------------
(14) Type of Reporting Person*
     Charles Leaver                   IN
------------------------------------------------------------------------

                                        Page 2 of 4

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ITEM 1.  SECURITY AND ISSUER.

     The title of the class of equity securities to which this statement relates is common stock, par value $0.001 per share (the "Common Stock") of Loch Exploration, Inc. ("LOCX") (the "Issuer"), a Texas corporation, 3200 Wilcrest, Suite 370, Houston, Texas 77042.

ITEM 2.  IDENTITY AND BACKGROUND.

     (a)  Charles Leaver

     (b)  3200 Wilcrest, Suite 370, Houston, Texas 77042.

     (c)  President, Loch Exploration, Inc.

     (d)  n/a

     (e)  n/a

     (f)  United States

ITEM 3.  SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATIONS.

     Effective close of business December 31, 1998, Loch Exploration, Inc., a Texas corporation acquired all of the stock of Design Automation Systems, Inc., a Texas corporation ("DASI"). In connection with the acquisition, the Company issued Charles Leaver, a shareholder of DASI, 1,440,000 shares of authorized but unissued Company common stock, $.001 par value.


ITEM 4.  PURPOSE OF TRANSACTION.

     The Reporting Person acquired and continues to hold the securities of the Issuer for investment purposes. The Reporting Person does not have any present plans or proposals which relate to or would result in any of the items described in Item 4 of Schedule 13D.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

     (a)  1,440,000        7.1%

     (b) The number of shares of Common Stock as to which there is sole power to vote or to direct a vote, shared power to vote or to direct the vote, sole power to dispose or direct the disposition, or shared power to dispose or direct the disposition for the Reporting Person is set forth in the cover pages hereto, and such information is incorporated herein by reference.

     (c)  See Item 3.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     n/a
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ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

          n/a


     After reasonable inquiry and to the best of its knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

DATED: February 9, 1999            CHARLES LEAVER

                                   /s/ Charles Leaver
                                   --------------------------------
                                   By: Charles Leaver


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